FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of November, 2003

The Westaim Corporation

(Translation of registrant’s name into English)

144-4th Avenue, S.W., Suite 1010
Calgary, Alberta T2P 3N4
Canada

(Address of principal executive officers)

(780) 992-5231

(Telephone number, including area code)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes, is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

The following documents are included in this Form 6-K:

1.	The Registrant’s quarterly report to shareholders for the third quarter 2003 is hereby filed with the Securities and Exchange Commission for the purpose of being (and hereby is) incorporated by reference in the Registration Statement on Form S-8 under the Securities Act of 1933 (Reg. no. 333-12532).

2.	Certification of the Registrant’s CEO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

3.	Certification of the Registrant’s CFO pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES
MANAGEMENT’S DISCUSSION AND ANALYSIS
CONSOLIDATED FINANCIAL STATEMENTS
NOTES TO INTERIM CONSOLIDATED FINANCIAL STATEMENTS
CERTIFICATION OF PERIODIC REPORT

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, The Westaim Corporation, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

THE WESTAIM CORPORATION

Date: November 17, 2003	By:	/s/ Douglas H. Murray

Douglas H. Murray
Assistant Corporate Secretary

The Westaim Corporation
Management’s Discussion and Analysis

This interim Management’s Discussion and Analysis should be read in conjunction with the Management’s Discussion and Analysis included in the annual report of the Company for the year ended December 31, 2002.

Consolidated Results — Three months ended September 30, 2003

For the three months ended September 30, 2003 the Company reported a net loss of $7.8 million compared to a net loss of $6.3 million for the three months ended September 30, 2002. Revenues from continuing operations for the three months ended September 30, 2003 were $10.5 million compared to $11.7 million for the same period in 2002.

Divisional losses were $6.4 million for the three months ended September 30, 2003 compared to losses of $2.9 million in 2002, primarily due to lower divisional earnings at Ambeon as discussed below.

The 2002 results also included non-cash equity losses from investments of $1.2 million and future income tax expenses of $1.7 million.

Operations

Westaim’s operations are organized into two high-potential emerging technology businesses — iFire Technology Inc. and Nucryst Pharmaceuticals Corp.; and one industrial technology division — Ambeon.

In May, 2002, the Company announced its intention to close the Coinage division and to sell the assets or business of its ethylene coatings division. As a result, commencing in the second quarter of 2002, these businesses have been accounted for as discontinued operations. All expected future losses relating to these businesses were accrued in 2002.

iFire Technology — iFire’s operating loss for the three months ended September 30 was $4.9 million compared to an operating loss of $3.9 million for the same period in 2002. Research and development expenditures were comparable to the prior year and funding contributions from Technology Partnerships Canada (“TPC”) were $1.1 million in the third quarter of 2003 compared to $2.1 million in the third quarter of 2002. The final claim with respect to the TPC agreement is expected to be received in the fourth quarter of 2003, at which time iFire will have received the maximum contributions under the agreement of $30.0 million. Research and development expenditures before TPC contributions are expected to continue at comparable levels during the remainder of the year.

Capital expenditures at iFire increased to $3.9 million in the third quarter of 2003 and are expected to be in the range of $4 to $6 million for the remainder of 2003.

Nucryst Pharmaceuticals — Nucryst’s operating loss for the third quarter of 2003 was $1.3 million compared to an operating loss of $1.5 million in the third quarter of 2002. Sales of Acticoat™ dressings continue to be strong with product sales to end users continuing at year-over-year growth rates consistent with prior quarters. Sales revenue reflects licensing royalties, milestone payments and manufacturing revenue relating to Acticoat™ products sold by, and produced for, Smith & Nephew plc. Total revenues increased to $3.0 million in the third quarter of 2003 from $1.9 million in the same period in 2002.

The outlook for Nucryst is a continued increase in licensing and manufacturing revenues resulting from the global growth in sales of Acticoat™ products by Smith & Nephew plc. Improvements in revenue are expected to be more than offset by research and development expenditures as Nucryst expands clinical and pre-clinical research into the pharmaceutical attributes of its nanocrystalline silver technology.

Ambeon — Westaim’s Ambeon division develops, manufactures and markets coating solutions and products for customers in the aerospace, electronics, catalyst, and other markets. Ambeon’s operating earnings in the third quarter of 2003 were $0.1 million on revenue of $7.1 million compared to earnings of $2.7 million on revenue of $8.7 million in the third quarter of 2002. Lower results were reported from Ambeon’s core products in the aerospace and primarily electronics markets in the third quarter of 2003 compared to the same period in 2002 as a result of the weaker U.S. dollar, the currency in which most of Ambeon’s products are sold. In addition, the 2002 quarterly earnings benefited by $1.4 million from a materials supply contract which was completed in the first quarter of 2003. An improvement in results from Ambeon’s core products is expected in the fourth quarter of 2003.

Discontinued Operations — In the first nine months of 2003, no adjustments were made to the provisions recorded in 2002 for forecasted operating losses to the date of shutdown of the Coinage and ethylene coatings businesses. No adjustments were recorded in the three months ended September 30, 2002 to the loss from discontinued operations recorded in the second quarter of 2002 of $16.5 million, which included operating losses of $6.7 million, forecasted operating losses to the date of shutdown or sale of the businesses of $2.1 million, and provisions for workforce reductions, shutdown and asset disposal costs of $7.7 million.

Cash proceeds from the disposition of assets relating to discontinued operations are expected to more than offset any future cash costs of the discontinued operations.

Consolidated Results — Nine months ended September 30, 2003

For the nine months ended September 30, 2003 the Company reported a net loss of $16.8 million on sales from continuing operations of $36.8 million, compared to a net loss of $40.3 million on sales from continuing operations of $35.4 million in the same period of 2002.

The higher net loss for the nine months ended September 30, 2002 is primarily attributable to losses from discontinued operations of $16.5 million in 2002, with no losses from discontinued operations reported in the same period in 2003. The loss from continuing operations for the nine months ended September 30, 2003 was $16.8 million compared to $23.8 million in the same period in 2002. This improvement in loss from continuing operations is primarily the result of $4.6 million in milestone revenues by Nucryst in the first quarter of 2003 and a $5.6 million year-over-year decrease in income tax expense primarily due to a reduction in the Company’s future income tax asset in the first nine months of 2002, offset by a $3.3 million reduction in Ambeon’s earnings resulting from a materials supply contract completed in the first quarter of 2003.

Liquidity and Capital Resources

At September 30, 2003, the Company had cash and short-term investments of $76.9 million, a decrease of $7.7 million compared to June 30, 2003 and $26.0 million compared to December 31, 2002. The reduction in cash from December 31, 2002 is primarily due to cash used in continuing operations of $13.7 million, capital expenditures of $9.6 million, and cash used in discontinued operations of $3.3 million.

Forward-looking Statements

This Report contains forward-looking statements including iFire’s capital expenditures, Nucryst’s licensing and manufacturing revenues and research and development expenditures, and the Company’s proceeds from asset dispositions. These statements are based on current expectations that are subject to risks and uncertainties and the Company can give no assurance that these expectations are correct. Various factors could cause actual results to differ materially from those projected in such statements, including risk factors set forth in the Company’s Form 40-F as filed with the U.S. Securities and Exchange Commission. The Company disclaims any intention or obligations to revise forward-looking statements whether as a result of new information, future developments or otherwise.

THE WESTAIM CORPORATION
Consolidated Statement of Operations and Consolidated Statement of Deficit
(unaudited)

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
(thousands of dollars)	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Revenue	$10,474	$11,698	$36,820	$35,354
Costs
Manufacturing	6,563	5,278	17,924	17,745
Selling, general and administrative	1,745	1,820	5,476	5,759
Research and development (note 7)	6,977	6,034	19,345	19,041
Depreciation and amortization	1,620	1,497	4,767	4,366

Divisional loss	(6,431)	(2,931)	(10,692)	(11,557)
Corporate	(2,023)	(1,212)	(5,794)	(4,963)
Interest and foreign exchange	814	727	437	1,858
Loss on disposal of assets	(45)	—	(409)	—
Equity loss	—	(1,196)	—	(3,173)

Loss from continuing operations before income taxes	(7,685)	(4,612)	(16,458)	(17,835)

Income tax expense
Current	(49)	(60)	(213)	(190)
Future	(57)	(1,666)	(154)	(5,774)

	(106)	(1,726)	(367)	(5,964)

Loss from continuing operations	(7,791)	(6,338)	(16,825)	(23,799)
Loss from discontinued operations net of income taxes (note 3)	—	—	—	(16,518)

Net loss for the period	$(7,791)	$(6,338)	$(16,825)	$(40,317)

Loss per common share (note 6)
Continuing operations — basic and diluted	$(0.10)	$(0.08)	$(0.22)	$(0.31)

Net loss — basic and diluted	(0.10)	(0.08)	(0.22)	(0.52)

Weighted average number of outstanding common shares (thousands)	78,039	78,062	78,035	77,887

Deficit at beginning of period	$(224,351)	$(199,534)	$(215,317)	$(163,976)
Change in accounting policy (note 2,5)	—	—	—	(1,579)

As restated	(224,351)	(199,534)	(215,317)	(165,555)
Net loss	(7,791)	(6,338)	(16,825)	(40,317)

Deficit at end of period	$(232,142)	$(205,872)	$(232,142)	$(205,872)

THE WESTAIM CORPORATION
Consolidated Balance Sheet
(unaudited)

	September 30	December 31
(thousands of dollars)	2003	2002

ASSETS
Current
Cash and cash equivalents	$44,941	$77,631
Short-term investments	31,914	25,250
Accounts receivable	12,894	14,114
Inventories	13,489	13,939
Other	1,115	858

	104,353	131,792

Capital assets	41,543	36,787
Capital assets held for sale	6,100	6,913
Deferred charges	2,893	2,461
Future income taxes	5,576	5,730
Investments	500	500

	$160,965	$184,183

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities	$11,920	$17,655

Provision for site restoration	7,554	7,749
Deferred licensing revenue	—	565

	19,474	25,969

Shareholders’ equity
Capital stock (note 4)	373,230	373,128
Contributed surplus (note 4)	403	403
Deficit	(232,142)	(215,317)

	141,491	158,214

	$160,965	$184,183

THE WESTAIM CORPORATION
Consolidated Cash Flow Statement
(unaudited)

	Quarter Ended	Quarter Ended	Nine Months Ended	Nine Months Ended
(thousands of dollars)	September 30, 2003	September 30, 2002	September 30, 2003	September 30, 2002

Operating Activities
Loss from continuing operations	$(7,791)	$(6,338)	$(16,825)	$(23,799)
Items not affecting cash
Depreciation and amortization	1,620	1,497	4,767	4,366
Loss on disposal of assets	45	—	409	—
Provision for site restoration costs	—	—	—	1,033
Future income taxes	57	1,666	154	5,774
Deferred licensing revenue	—	(1,068)	(565)	(3,203)
Equity loss on investments	—	1,196	—	3,173
Other (note 4)	—	—	—	1,100

Cash used in continuing operations before non-cash working capital changes	(6,069)	(3,047)	(12,060)	(11,556)

Changes in continuing operations non-cash working capital
Accounts receivable	109	(4,504)	(920)	(2,621)
Inventories	378	688	148	(601)
Other	(478)	(11)	(289)	(241)
Accounts payable and accrued liabilities	2,089	1,500	(390)	(674)
Site restoration expenditures and recoveries	995	(307)	(195)	(429)
Deferred licensing revenue	—	—	—	397

Cash used in continuing operations	(2,976)	(5,681)	(13,706)	(15,725)
Cash used in discontinued operations	(571)	(944)	(3,277)	(9,819)

Total cash used in operating activities	(3,547)	(6,625)	(16,983)	(25,544)

Investing activities
Capital expenditures — continuing operations	(4,544)	(1,825)	(9,621)	(5,735)
Capital expenditures — discontinued operations	—	(31)	(15)	(467)
Short-term investments	9,634	19,032	(6,664)	(15,118)
Deferred charges	(398)	(232)	(755)	(769)
Investments	—	—	—	(824)
Proceeds on sale of assets — discontinued operations	705	—	1,246	—

Cash provided from (used in) investing activities	5,397	16,944	(15,809)	(22,913)

Financing activities
Issuance of common shares (note 4)	102	151	102	151
Repurchase of common shares (note 4)	—	(310)	—	(318)

Cash provided from (used in) financing activities	102	(159)	102	(167)

Net increase (decrease) in cash and cash equivalents	1,952	10,160	(32,690)	(48,624)
Cash and cash equivalents at beginning of period	42,989	79,589	77,631	138,373

Cash and cash equivalents at end of period	$44,941	$89,749	$44,941	$89,749

The Westaim Corporation
Notes to Interim Consolidated Financial Statements
for the nine months ended September 30, 2003 (unaudited)
(thousands of dollars)

These interim consolidated financial statements should be read in conjunction with the Company’s most recent annual audited financial statements.

Note 1 — Significant Accounting Principles

These interim consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles, following the same accounting policies and methods of computation as the most recent annual consolidated financial statements. All amounts are expressed in thousands of dollars except the per share data.

Note 2 — Change in Accounting Policy — Stock-based Compensation Plans

Effective January 1, 2002 the Company and its subsidiaries adopted Section 3870 of the Handbook of the Canadian Institute of Chartered Accountants (“CICA”) with respect to the accounting and disclosure of stock-based compensation, which recommends that awards to employees be valued using a fair value method of accounting. These new rules also require that companies account for stock appreciation rights (“SARs”) and similar awards to be settled in cash or other assets, by measuring compensation expense on an ongoing basis, as the amount by which the quoted market price exceeds the exercise price at each measurement date.

The Company has elected to account for stock options by measuring compensation expense as the excess, if any, of the quoted market value of the stock at the date of grant over the exercise price. For stock options in subsidiary companies, compensation expense is measured as the excess, if any, of the fair value of the subsidiary’s stock at the date of grant over the exercise price.

Under CICA 3870, companies that elect a method other than the fair value method of accounting are required to disclose pro forma net income and earnings per share information, using a pricing model such as the Black-Scholes model, as if the fair value method of accounting had been used. These new rules do not apply to pre-existing awards except for those awards that call for settlement in cash or other assets.

Note 3 — Discontinued Operations

On May 28, 2002, the Board of Directors of the Company approved the closing of the Coinage division and the selling of the ethylene coatings business. Accordingly, the results from operations of these businesses, including the estimated cost of shutdown for the Coinage division and ethylene coatings business, have been accounted for on a discontinued basis. Operations in the Coinage division were discontinued in July 2002 and operations in the ethylene coatings business were discontinued in February 2003.

All anticipated losses from operations and estimated shutdown costs were recorded in 2002. As a result, no losses from discontinued operations were reported in the first nine months of 2003. Losses from discontinued operations amounted to $16,518 for the first nine months of 2002.

As at September 30, 2003, accounts payable and accrued liabilities included discontinued operations provisions accrued in 2002 amounting to $1,401 (December 31, 2002 — $4,769).

Amounts included in the consolidated balance sheets relating to discontinued operations are as follows:

	September 30, 2003	December 31, 2002

Accounts receivable	$38	$2,178
Inventories	51	353
Other assets	—	32
Accounts payable and accrued liabilities	(2,280)	(7,626)

Net working capital	$(2,191)	$(5,063)

Capital assets held for sale	$6,100	$6,913

The results of discontinued operations are summarized as follows:

	Quarter Ended		Nine Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002

Revenues to May 28, 2002	$—	$—	$—	$6,454
Revenues subsequent to May 28, 2002 and estimated future revenues	—	—	—	3,829

Total revenue from discontinued operations	$—	$—	$—	$10,283

Divisional losses to May 28, 2002	$—	$—	$—	$(3,908)
Divisional losses subsequent to May 28, 2002 and estimated future divisional losses	—	—	—	(4,943)
Costs relating to shutdown and disposition	—	—	—	(7,667)

Net loss from discontinued operations	$—	$—	$—	$(16,518)

The net loss from discontinued operations is after deduction of depreciation of $461 for the nine months ended September 30, 2002. No material gain or loss is anticipated from the sale of the ethylene coatings facilities and all expected future losses from this business were included in the net loss from discontinued operations recorded during 2002.

Net loss per common share from discontinued operations was $0.21 for the nine months ended September 30, 2002. No tax provisions were recorded with respect to these businesses during this period.

Note 4 — Capital Stock

As at September 30, 2003, the Company had outstanding 78,073,386 common shares and 5,833,400 options convertible into common shares (December 31, 2002 — 78,032,787 common shares and 5,665,599 options).

During the third quarter of 2003, the Company issued 40,599 shares under its Employee Share Purchase Plan at an average price of $2.50 (2002 — 72,843 shares at $2.08).

In June 2002, the Company filed a normal course issuer bid which entitled the Company to acquire up to 3,889,000 common shares between June 19, 2002 and June 18, 2003. The purchases are made on the open market at the time of any particular purchase.

During the third quarter of 2002, the Company repurchased 147,700 shares through its normal course issuer bid at an average price of $2.10 for an aggregate consideration of $310 and for the nine months ended September 30, 2002, the Company repurchased 150,500 shares at an average price of $2.12 for an aggregate consideration of $318. The amount by which the average carrying value exceeded the cost of reacquiring the shares, amounting to $403, was credited to contributed surplus.

During the second quarter of 2002, the Company issued 323,529 shares as compensation expense of $1,100.

Note 5 — Stock-based Compensation Plans

Effective January 1, 2002, the CICA recommends that stock-based compensation be accounted for using a fair value methodology. As permitted under the new rules, the Company and its subsidiaries have elected to measure compensation expense as the difference, if any, between the quoted market value or fair value of the stock at the date of grant and the exercise price at the date of grant. The exercise price of options granted by the Company and its subsidiaries is not less than the market value at the date of grant and, consequently, no compensation expense has been recorded.

The Westaim Corporation
Notes to Interim Consolidated Financial Statements
for the nine months ended September 30, 2003 (unaudited)
(thousands of dollars)

Note 5 — Stock-based Compensation Plans (Continued)

     No options were issued in the third quarter of 2003. In the third quarter of 2002, the Company issued 3,700 options for common shares of the Company at a weighted average exercise price of $1.67. For the nine months ended September 30, 2003, the Company issued 427,800 options at a weighted average price of $1.87 (2002 — 390,200 shares at a weighted average price of $5.50). If compensation costs for options for common shares of the Company and for common shares of subsidiaries issued on or after January 1, 2002 had been determined based on the fair value methodology, using the Black-Scholes option pricing model, the Company’s net loss and loss per share would have increased to the pro forma amounts indicated below:

	Quarter Ended		Nine Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002

Net loss applicable to common shareholders as reported	$(7,791)	$(6,338)	$(16,825)	$(40,317)
Pro forma net loss applicable to common shareholders	(8,035)	(6,524)	(17,527)	(40,779)
Loss per common share as reported (basic and diluted)	(0.10)	(0.08)	(0.22)	(0.52)
Pro forma loss per common share (basic and diluted)	(0.10)	(0.08)	(0.22)	(0.52)

The fair value of each option grant by the Company and its subsidiaries in 2003 was estimated using the Black-Scholes option pricing model assuming no dividends are paid on common shares, a risk-free interest rate of 5.1% (2002 — 5.2%), an average life of 7.0 years and a volatility of 59.8% (2002 — 59.5%). The amounts computed according to the Black-Scholes pricing model may not be indicative of the actual values realized upon the exercise of these options by the holders.

The Company maintains a Deferred Share Unit Plan (“DSUs”) for the non-executive Directors of the Company. DSUs are issued at the market value of the Company’s shares at the date of grant and vest upon death or retirement of the Director. Directors may elect to receive additional DSUs in lieu of fees, which are issued at 90% of the market value of the Company’s shares at the date of grant. As at September 30, 2003 a liability of $622 (December 31, 2002 — $210) has been accrued with respect to issued DSUs.

Stock Appreciation Rights — Effective January 1, 2002 net changes in the value of SARs, measured as the amount by which the quoted market prices or fair value exceeds the exercise price at the measurement date, are recognized as compensation expense over the SAR’s vesting period and offset to accounts payable and accrued liabilities. The cumulative liability as at January 1, 2002, amounting to $1,579, was charged to deficit with a corresponding increase to accounts payable and accrued liabilities. As at September 30, 2003 and December 31, 2002 the liability was $Nil as the estimated market value of the subsidiaries’ SARs was less than their exercise price.

Note 6 — Earnings per Share

The Company uses the treasury stock method to calculate diluted earnings per share. Under the treasury stock method, the numerator remains unchanged from the basic earnings per share calculation, as the assumed exercise of the Company’s stock options does not result in an adjustment to income. The reconciliation of the denominator in calculating diluted earnings per share is as follows:

	Quarter Ended		Nine Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
(thousands of shares)	2003	2002	2003	2002

Weighted average number of common shares outstanding
— basic earnings per share	78,039	78,062	78,035	77,887
Effect of dilutive securities	158	1	108	3

Weighted average number of common shares outstanding
— diluted earnings per share	78,197	78,063	78,143	77,890

Note 7 — Technology Partnerships Canada Agreement

On March 26, 2001 the Company’s subsidiary, iFire Technology Inc. (“iFire”), entered into a research and development contribution agreement with the Government of Canada through Technology Partnerships Canada (“TPC”). Under this agreement, TPC has agreed to contribute 28.371% of eligible research and development costs and related capital expenditures incurred by iFire to a maximum of $30,000.

Contributions are recorded as a reduction of the cost of the applicable capital asset or credited in the statement of operations of iFire as determined by the nature of the expenditure being funded. Contribution claims totaling $5,997 have been recorded in the first nine months of 2003 (2002 — $7,144). Of this amount, $5,213 (2002 — $6,398) has been credited to research and development expense and $784 (2002 — $746) has been credited to capital assets. As at September 30, 2003, the Company has recorded a receivable of $3,466 (December 31, 2002 — $2,080) for contribution claims relating to expenditures in 2003. The final contribution claims were recorded in the quarter ended September 30, 2003.

Note 8 — Guarantees

In 2003, the CICA issued Accounting Guideline 14 “Disclosure Guarantees” which recommends companies disclose the nature, amount and terms of obligations under guarantee or indemnification in the event of an adverse judgment in a lawsuit. In the normal course of operations, the Company has issued letters of credit in the amounts of US$1,060 which expire on March 31, 2004. In Canadian dollars, these guarantees amounted to approximately $1,431 as at September 30, 2003.

In the normal course of operations, the Company may provide indemnification to counterparties that would require the Company to compensate them for costs incurred as a result of litigation claims or statutory sanctions that may be suffered by the counterparty as a consequence of the transaction. The terms of these indemnification agreements will vary based upon the contract. The nature of the indemnification agreements prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay to counterparties. Management does not expect the potential amount of these counterparty payments to have a material effect on the Company’s financial position or operating results.

Note 9 — Segmented Information — Continuing Operations

	Quarter Ended		Nine Months Ended

	Sept. 30	Sept. 30	Sept. 30	Sept. 30
	2003	2002	2003	2002

Revenue
Ambeon	$7,130	$8,701	$23,155	$26,303
Nucryst Pharmaceuticals	2,999	1,929	12,755	5,848
iFire Technology	345	1,068	910	3,203

	$10,474	$11,698	$36,820	$35,354

Divisional Earnings (Loss)
Ambeon	$120	$2,702	$3,417	$6,529
Nucryst Pharmaceuticals	(1,333)	(1,530)	354	(5,088)
iFire Technology	(4,938)	(3,890)	(13,724)	(12,371)
Other	(280)	(213)	(739)	(627)

	$(6,431)	$(2,931)	$(10,692)	$(11,557)

Note 10 — Contingencies

The Company and its subsidiaries are party to legal proceedings in the ordinary course of their businesses. Management does not expect the outcome of any of these proceedings to have a material effect on the Company’s financial position or operating results.

Note 11 — Comparative Figures

Certain 2002 figures have been reclassified to conform to the presentation of the current year.

CERTIFICATION OF PERIODIC REPORT

     I, BARRY M. HECK, Chief Executive Officer of The Westaim Corporation (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)   the quarterly report on Form 6-K in respect of the Company’s third quarter 2003 financial report to shareholders (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

     (2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:   November 5, 2003

/s/ Barry M. Heck

Name:	Barry M. Heck
Title:	President and Chief Executive Officer

A signed original of this written statement required by Section 906 has been provided to The Westaim Corporation and will be retained by The Westaim Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

CERTIFICATION OF PERIODIC REPORT

     I, G.A. (DREW) FITCH, Chief Financial Officer of The Westaim Corporation (the “Company”), certify, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that:

     (1)   the quarterly report on Form 6-K in respect of the Company’s third quarter 2003 financial report to shareholders (the “Report”) fully complies with the requirements of Section 13(a) of the Securities Exchange Act of 1934, as amended; and

     (2)   the information contained in the Report fairly presents, in all material respects, the financial condition and results of operations of the Company.

Dated:   November 5, 2003

/s/ G.A. (Drew) Fitch

Name:	G.A. (Drew) Fitch
Title:	Senior Vice President and
Chief Financial Officer

A signed original of this written statement required by Section 906 has been provided to The Westaim Corporation and will be retained by The Westaim Corporation and furnished to the Securities and Exchange Commission or its staff upon request.